GIORDANO

03 AUG 13 AM 7:21

GIORDANO INTERNATIONAL LIMITED
(Incorporated in Bermuda with limited liability)
5th Floor, Tin On Industrial Building,
777-779 Cheung Sha Wan Road,
Kowloon, Hong Kong.
Tel: (852) 2746 5168
Fax: (852) 2785 0343 / 2370 8864
http://www.giordano.com.hk

BY COURIER

August 8, 2003



03029284

Securities and Exchange Commission,
Office of International Corporate Financ
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

SUPPL

Dear Sirs,

Re: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange: Act of 1934 - Sec File No. 82-3780

We are submitting the following documents in respect of Giordano International Limited, a company incorporated in Bermuda, for continuing to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") pursuant to Rule 12g3-2(b) under the Exchange Act:

1. the Company's announcement regarding the interim results for the six months ended June 30, 2003 which was published today; and

2. the press announcement in respect of the resignation of Mr. William Garrett Bennett as a non-executive director of the Company which was published on June 30, 2003.

Should you have any query, please contact Ms. Alice Leung on (852) 2746 5178.

Yours faithfully,
For and on behalf of
GIORDANO INTERNATIONAL LIMITED

Alice Leung
Company Secretary

Encls.

LA/vs

PROCESSED
AUG 18 2003
THOMSON FINANCIAL

dlw 8/14

(Page 1)

GIORDANO

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

GIORDANO INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2003

UNAUDITED INTERIM RESULTS

The board of directors of Giordano International Limited (the "Company") is pleased to announce that the unaudited condensed consolidated results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2003 along with comparative figures for the corresponding period are as follows:

(In HK$ millions, except earnings per share)	Note	Six months ended June 30 2003 (Unaudited)	2002 (Unaudited) (Restated)
Turnover	2	$1,527	$1,760
Cost of sales		(817)	(927)
Gross profit		710	833
Other revenue		40	47
Distribution, administrative and other operating expenses		(658)	(667)
Operating profit	3	92	213
Finance expense	4	(2)	(3)
Share of profits of associated companies		19	43
Profit before taxation		109	253
Taxation	5	(36)	(57)
Profit after taxation		73	196
Minority interests		(10)	(11)
Profit attributable to shareholders		$ 63	$ 185
Interim and special interim dividends	6(a)	$ 65	$ 65
Earnings per share	7		
Basic		4.4 HK cents	12.9 HK cents
Diluted		4.4 HK cents	12.7 HK cents

Notes:

1. **Principal accounting policies**

These unaudited consolidated condensed interim financial statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25, Interim financial reporting, issued by the Hong Kong Society of Accountants ("HKSA").

These condensed interim financial statements should be read in conjunction with the 2002 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are consistent with those used in the annual financial statements for the year ended December 31, 2002 except that the Group has changed its accounting policy following its adoption of the SSAP 12 "Income Tax" (revised) issued by the HKSA which is effective for accounting periods commencing on or after January 1, 2003.

4. **Finance expense**

(In HK$ millions)	Six months ended June 30 2003	2002
Interest element of finance leases	$2	$2
Interest on bank loans	–	1
	$2	$3

5. **Taxation**

Hong Kong profits tax is calculated at the rate of 17.5 percent (2002: 16 percent) on the estimated assessable profits for the six months ended June 30, 2003. In 2003, the government enacted a change in the profits tax rate from 16 percent to 17.5 percent for the fiscal year 2003/2004. Overseas taxation is calculated at the rates applicable in the respective jurisdictions.

(In HK$ millions)	Six months ended June 30 2003	2002 (Restated)
Income tax:		
Company and subsidiaries:		
Current income tax		
Hong Kong profits tax	$ 6	$ 9
Overseas taxation	16	21
	22	30
Associated companies:		
Overseas taxation	6	14
	28	44
Under/(over) provision in previous period:		
Hong Kong profits tax	(1)	–
Overseas taxation	2	1
	29	45
Withholding tax:		
Current withholding tax	3	3
Deferred tax – relating to the origination and reversal of temporary differences	4	9
	7	12
	$36	$57

6. **Dividends**

(a) Dividends attributable to the interim period:

(In HK$ millions)	Six months ended June 30 2003	2002
Proposed 2003 interim dividend of 1.5 HK cents (2002: 4.5 HK cents) per share	$22	$65
Proposed 2003 special interim dividend of 3.0 HK cents per share (2002: Nil)	43	–
	$65	$65

year; while markets which were not affected by the outbreak recorded strong growth during the same period.

(In HK$ millions)	Six months ended June 30 2003	2002	Percentage change
Mainland China	363	408	-11.0
Hong Kong	316	390	-19.0
Taiwan	281	359	-21.7
Singapore	155	177	-12.4
Other Markets	192	146	31.5

Turnover in Mainland China dropped 11.0 percent year-on-year to HK$363 million (2002: HK$408 million). During the period, a net of five *Giordano* core line and eight *Bluestar Exchange* outlets were added. Performance of *Bluestar Exchange* has been in line with Management's expectation.

Retail sales in Hong Kong fell 19.0 percent year-on-year to HK$316 million (2002: HK$390 million). Apart from being affected by a "warm winter", weak retail sales intensified towards April when the World Health Organization (WHO) issued a travel advisory against Hong Kong. Consequently, we lost almost all of our tourist business in the second quarter. Out of our 74 outlets, about 13 of them are located in tourist areas, which included both of our flagship stores.

Taiwan's retail sales dropped 21.7 percent year-on-year to HK$281 million (2002: HK$359 million). During the first six months of the year, there was a net closure of one *Giordano Ladies* and one *Giordano Junior* outlets; and a net opening of one *Bluestar Exchange* outlet.

Retail sales in Singapore fell from HK$177 million in the first half of 2002 to HK$155 million, represented a year-on-year decline of 12.4 percent. Sales started to pick up in the last week of May following the launch of Great Singapore Sales coupled with WHO's removal of Singapore from the SARS affected areas' list. As part of the regular shop portfolio modification program, total number of shops reduced from 49 by the end of December 31, 2002 to 45.

Strong performance in the "other markets" sustained into the first half of 2003. In aggregate, sales totaled HK$192 million, compared with HK$146 million registered in the previous period. Despite the absence of contribution from *Bluestar Exchange* Germany due to its termination in September 2002, strong sales growth in Australia, Thailand and Indonesia had more than offset the sales lost, which contributed largely to the overall 31.5 percent year-on-year sales growth. In Australia, our products are gradually gaining better acceptance by the local shoppers, and sales are improving by double-digit. In order to improve sales efficiency in Japan, the shop at Universal Studio Japan was relocated from a 6,000 square feet store to a 1,500 square feet one.

Business of all the Lines had been slow in our key markets due to dramatic decline in customer traffic during the SARS outbreak. Retail and wholesale turnover of *Giordano* core line and *Giordano Junior* amounted to HK$1.29 billion, a 12.2 percent decrease from last year's HK$1.47 billion. Turnover of *Giordano Ladies* decreased 21.4 percent to HK$55 million (2002: HK$70 million), which was mainly attributable to weak sales in Hong Kong and Mainland China. *Bluestar Exchange's* turnover declined 10.0 percent to HK$108 million (2002:

Notes:

1. **Principal accounting policies**

These unaudited consolidated condensed interim financial statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25. Interim financial reporting, issued by the Hong Kong Society of Accountants ("HKSA").

These condensed interim financial statements should be read in conjunction with the 2002 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are consistent with those used in the annual financial statements for the year ended December 31, 2002 except that the Group has changed its accounting policy following its adoption of the SSAP 12 "Income Tax" (revised) issued by the HKSA which is effective for accounting periods commencing on or after January 1, 2003.

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing difference between taxable profit and accounting profit to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future.

Under the revised SSAP 12, deferred tax liabilities are provided in full on all temporary differences while deferred tax assets are not recognized unless it is probable that future taxable profits will be available against which the temporary difference can be utilized. The change in accounting policy has been applied retrospectively, resulting in prior period adjustments with the opening balance of equity at January 1, 2002 and 2003 reduced by HK$60 million and HK$74 million respectively, which represent the unprovided net deferred tax liabilities. This change has resulted in an increase in deferred tax assets and deferred tax liabilities as well as a decrease in investment in associated companies at December 31, 2002 by HK$10 million, HK$79 million and HK$5 million respectively. The profit for the six months ended June 30, 2002 and the equity at that date have been reduced by HK$9 million and HK$70 million respectively.

2. **Turnover and segment information**

An analysis of the Group's turnover and operating profit by business segments is as follows:

	Six months ended June 30			
	2003		2002	
(In HK$ millions)	Turnover	Operating profit	Turnover	(Restated) Operating profit
Retail and Distribution	$1,452	$64	$1,656	$170
Manufacturing	301	26	392	39
Other operation	–	2	–	4
Less: Inter-segment sales	(226)	–	(288)	–
	$1,527	$92	$1,760	$213

The geographical segments of the Group's turnover is as follows:

	Six months ended June 30	
(In HK$ millions)	2003	2002
Mainland China	$ 365	$ 410
Hong Kong	316	405
Taiwan	281	359
Singapore	155	177
Korea	92	108
Japan	70	89
Other territories	248	212
	$1,527	$1,760

3. **Operating profit**

The operating profit is stated after charging:

	Six months ended June 30	
(In HK$ millions)	2003	2002
Depreciation of owned fixed assets	$51	$56
Depreciation of fixed assets held under finance leases	2	2
Net loss on disposal of fixed assets	3	2
of temporary differences	4	9
	7	12
	$36	$57

6. **Dividends**

(a) Dividends attributable to the interim period:

	Six months ended June 30	
(In HK$ millions)	2003	2002
Proposed 2003 interim dividend of 1.5 HK cents (2002: 4.5 HK cents) per share	$22	$65
Proposed 2003 special interim dividend of 3.0 HK cents per share (2002: Nil)	43	–
	$65	$65

These proposed dividends are not reflected as dividends payable in these condensed interim financial statements, but will be reflected as an appropriation of retained profits for the year ending December 31, 2003.

(b) Dividends attributable to the previous financial year, approved and paid during the period:

	Six months ended June 30	
(In HK$ millions)	2003	2002
2002 final dividend, paid, of 4.5 HK cents (2001: 4.5 HK cents) per share	$ 65	$ 65
2002 special dividend, paid, of 10.0 HK cents (2001: 5.0 HK cents) per share	144	72
	$209	$137

7. **Earnings per share**

The calculation of basic and diluted earnings per share are based on the unaudited consolidated profit attributable to shareholders for the period of HK$63 million (2002: HK$185 million, as restated).

The basic earnings per share is based on the weighted average of 1,440,670,002 shares (2002: 1,437,266,456 shares) in issue during the six months ended June 30, 2003.

The diluted earnings per share is based on 1,440,670,002 shares (2002: 1,437,266,456 shares) which is the weighted average number of shares in issue during the six months ended June 30, 2003 plus the weighted average of 2,889,287 shares (2002: 16,832,913 shares) deemed to be issued if all outstanding share options granted under the share option scheme of the Company had been exercised.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Turnover

For the first six months of the year, the Group's total turnover amounted to HK$1.53 billion (2002: HK$1.76 billion), a decline of 13.2 percent year-on-year.

Owing to the non-seasonal weather in the first quarter and the adverse effects brought about by the Severe Acute Respiratory Syndrome (SARS) epidemic in our key markets, turnover of the Retail and Distribution Division decreased 12.7 percent to HK$1.45 billion (2002: HK$1.66 billion). System-wide comparable store sales fell 16.2 percent (2002: -2.5 percent), while comparable store gross profit was down 17.1 percent (2002: -0.7 percent). The Group's inventory turnover on sales was 20 days, a reduction of 12 days from the 32 days recorded in the first half of 2002. The lower-than-usual inventory level reflected Management's responsiveness to the market during the SARS period. Management believes that with a leaner stock level, they would have greater flexibility to bring in new products as soon as customer traffic recovers when the SARS subsided.

The following table shows the Group's retail turnover by region. As shown below, all of the markets which were affected by the SARS recorded year-on-year turnover decline in the first six months of the with HK$140 million registered in the previous period. Despite the absence of contribution from *Bluestar Exchange* Germany due to its termination in September 2002, strong sales growth in Australia, Thailand and Indonesia had more than offset the sales lost, which contributed largely to the overall 31.5 percent year-on-year sales growth. In Australia, our products are gradually gaining better acceptance by the local shoppers, and sales are improving by double-digit. In order to improve sales efficiency in Japan, the shop at Universal Studio Japan was relocated from a 6,000 square feet store to a 1,500 square feet one.

Business of all the Lines had been slow in our key markets due to dramatic decline in customer traffic during the SARS outbreak. Retail and wholesale turnover of *Giordano* core line and *Giordano Junior* amounted to HK$1.29 billion, a 12.2 percent decrease from last year's HK$1.47 billion. Turnover of *Giordano Ladies* decreased 21.4 percent to HK$55 million (2002: HK$70 million), which was mainly attributable to weak sales in Hong Kong and Mainland China. *Bluestar Exchange's* turnover declined 10.0 percent to HK$108 million (2002: HK$120 million). Management will continue to expand *Bluestar Exchange* in Mainland China, with about 20 more outlets to be added by the end of the year.

Turnover of the Manufacturing Division, including intra-group sales, fell 23.2 percent to HK$301 million (2002: HK$392 million). Total sales to outsiders (2003: HK$75 million; 2002: HK$104 million) were 27.9 percent lower than the year before, primarily resulted from decrease in sales to third party customers in Japan. The Manufacturing Division contributed HK$26 million (2002: HK$39 million) to the Group's operating profit, representing 28.3 percent (2002: 18.3 percent) of the Group's consolidated operating profit.

Margins

On the back of sales decline and gross margin contraction, gross profits for the first six months of the year fell 14.8 percent to HK$710 million (2002: HK$833 million). Consumer sentiment and purchasing power were dampened because of the SARS epidemic, as majority of business activities almost came to a stand still in our key markets in the months of concern. Consumers became extremely price conscious; hence, our Lines had been offering more price promotions and giving out more premiums than we normally do. This resulted in a gross margin compression of 0.8 percentage points, with gross margin decreased from 47.3 percent in the first half of 2002 to 46.5 percent in 2003.

Among all of our Lines, *Giordano* core line's gross margin was the most resilient. We managed to mitigate margin decline as much as possible by rolling out new and high-margin products as soon as we saw traffic flow was recovering. During the same period, *Bluestar Exchange* experienced the most gross margin decline. Faced with severe price competition, in order to attract the price conscious customers, *Bluestar Exchange* resorted to offering more frequent promotions. *Giordano Ladies* also saw gross margin decline due to a number of clearance activities in the first half of the year.

Gross margin of the Manufacturing Division improved 1.5 percentage points. Higher gross margin was achieved through lower raw material costs, and continued efforts in transferring fabric and accessories sourcing from Hong Kong to Mainland China.

Operating Expenses

Owing to the concerted efforts of all markets, operating expenses fell to HK$658 million (2002: HK$667 million), down 1.3 percent year-on-year. Due to the time lag in lowering our fixed costs and committed expenses, part of the cost savings initiated in the first half will be realized in the second half of the year. Distribution expenses edged down by 0.7 percent over the previous period due to lower shop staff cost and shop overhead; despite occupancy charges increased by 4.8 percent, as a result of new outlet openings in the "other markets" and under the *Bluestar Exchange* line.

Operating Profit and Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)

Operating profit dropped 56.8 percent to HK$92 million (2002: HK$213 million). Due to high operating leverage, operating margin reduced to 6.0 percent from 12.1 percent in the first half of 2002. Correspondingly, EBITDA margin retreated to 10.7 percent, from 17.8 percent, during the same period.

Profit Attributable to Shareholders

Profit attributable to shareholders amounted to HK$63 million (2002: HK$185 million), represented a 65.9 percent decline over the previous year. Share of profits of associated companies fell 55.8 percent year-on-year, mainly accounted by smaller contribution from Korea. In addition, business in the Middle East was also interrupted by the US-Iraq war. Retail sales have been sluggish in Korea since the second half of 2002. Amid depressed apparel sales, *Giordano* is still one of the leading brands in terms of causal wear sales in Korea. Faced with soft customer demand, intensified competition, and higher-than-usual inventory level, operating profit was lower than that registered in the first half of 2002. During the same period, *Giordano Junior* continued to do well in Korea; which helped to rescue much of the sales decline in the *Giordano* core line.

Besides, lower profit was also attributable to a higher effective income tax rate. It went up from 17.8 percent in the first half of 2002 to 26.6 percent in 2003. Higher tax rate is partly due to larger profit contribution from regions with higher corporate tax rates.

Cash Flows

Net cash inflow from operating activities totaled HK$148 million (2002: HK$199 million). The HK$51 million decrease could be mainly explained by the HK$121 million decline in operating profit. In the meantime, the decline was partly offset by cash freed up from the HK$87 million decrease in inventory.

Net cash outflow for investing activities was HK$8 million (2002: HK$19 million), HK$11 million lower than that in the previous period. The smaller cash outflow was primarily attributable to a HK$12 million decrease in purchase of fixed assets due to fewer store openings as compared to the corresponding period in 2002.

Net cash outflow for financing activities increased to HK$220 million, from HK$177 million in the first half of 2002, represented a net increase of HK$43 million. In the first half of the year, HK$209 million of dividends were paid to shareholders, contrasted to HK$137 million paid in 2002, a net increase of HK$72 million. The balance of the difference was owed to the absence of repayment of bank loans (2002: HK$33 million) in the first half of 2003.

FINANCIAL CONDITION

Liquidity and Capital Resources

As at June 30, 2003, cash and bank balances amounted to HK$596 million (December 31, 2002: HK$667 million), and total liabilities were HK$491 million (December 31, 2002: HK$564 million). At the end of the reporting period, the Group's gearing was 29.7 percent (December 31, 2002: 31.4 percent), based on shareholders' equity of HK$1.65 billion (December 31, 2002: HK$1.79 billion).

As at June 30, 2003, the Group had trade finance and revolving loan facilities amounting to HK$704 million (December 31, 2002: HK$704 million), of which HK$56 million under revolving loan facility had been drawn and was outstanding. The Group also had contingent liabilities on bank guarantees and guarantee notes issued of HK$46 million (December 31, 2002: HK$47 million), which had all been incurred in the normal course of business.

HUMAN RESOURCES

As of June 30, 2003, the Group had approximately 6,900 employees (December 31, 2002: 8,000 employees). Besides offering competitive remuneration packages to the employees, discretionary bonuses and share options may also be granted to the eligible employees based on the Group's and the individual's performance.

During the six months ended June 30, 2003, the Group granted to eligible employees under the share option scheme options to subscribe for 12,520,000 shares. In the same period, 384,000 shares were issued upon the exercise of options previously granted.

OUTLOOK

Amid the already difficult macro environment, the unexpected SARS epidemic, which concentrated in our key markets, made the business environment one of the most challenging in the Group's history. With the SARS outbreak behind our backs now, Management will be working extremely hard in order to recoup as much lost sales in the first half as possible.

In order to achieve the above-mentioned goal, Management will focus on the following:

1. To carry on the development of *Bluestar Exchange* in Mainland China; whereby, will start franchising the line in the second half of the year;
2. To continue to diversify our distribution channels. For instance, in Hong Kong, new outlets were opened in the MTR stations, while in Mainland China, packaged underwear is sold through drug stores and hypermarkets;
3. To distinguish *Giordano* from its peers through better product launches which focus on high value-added and meaningfully differentiated products;
4. To continue to refine our "just-in-time" and "quick response" stock replenishment systems, as

option scheme options to subscribe for 12,320,000 shares. In the same period, 384,000 shares were issued upon the exercise of options previously granted.

OUTLOOK

Amid the already difficult macro environment, the unexpected SARS epidemic, which concentrated in our key markets, made the business environment one of the most challenging in the Group's history. With the SARS outbreak behind our backs now, Management will be working extremely hard in order to recoup as much lost sales in the first half as possible.

In order to achieve the above-mentioned goal, Management will focus on the following:

1. To carry on the development of *Bluestar Exchange* in Mainland China; whereby, will start franchising the line in the second half of the year;
2. To continue to diversify our distribution channels. For instance, in Hong Kong, new outlets were opened in the MTR stations, while in Mainland China, packaged underwear is sold through drug stores and hypermarkets;
3. To distinguish *Giordano* from its peers through better product launches which focus on high value-added and meaningfully differentiated products;
4. To continue to refine our "just-in-time" and "quick response" stock replenishment systems, as means to sustain our healthy stock turnover. Management believes healthy inventory levels can enable the Group to excel better especially under a volatile business environment;
5. To keep on rolling out the upgraded proprietary software in all regions in order to enhance sales analysis and inventory management; and
6. To be better prepared for the incremental businesses from the anticipated surge in Mainland Chinese tourists visiting Hong Kong, facilitated by the "Cooperation on Tourism Article" under the Closer Economic Partnership Arrangement (CEPA) signed between the governments of Mainland China and the Hong Kong Special Administrative Region. In the meantime, with the more relaxed regulations brought about by the CEPA, it will give us more flexibility for future store expansion in Mainland China.

DIVIDENDS

The directors have declared an interim dividend of 1.5 HK cents (2002: 4.5 HK cents) per share and a special interim dividend of 3.0 HK cents per share (2002: Nil) for the year ending December 31, 2003 payable to shareholders on the Register of Members of the Company at the close of business on September 3, 2003. The relevant dividend warrants will be despatched to shareholders on September 10, 2003.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from September 1, 2003 to September 3, 2003, both days inclusive, during which period no transfer of shares will be registered. To qualify for the interim and special interim dividends, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on August 29, 2003.

CORPORATE GOVERNANCE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not during the six months ended June 30, 2003, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") except in relation to guideline 7: as non-executive directors of the Company are appointed for a term expiring upon their retirement by rotation as required by the Company's Bye-Laws; and guideline 11: as a matter of Company policy, remuneration of directors is dealt with by the Compensation Committee appointed by the board of directors of the Company, which comprises an executive director, two independent non-executive directors and an independent board advisor.

AUDIT COMMITTEE

The Audit Committee has reviewed with directors the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters related to the preparation of the unaudited condensed financial statements for the six months ended June 30, 2003.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company has not redeemed any of its shares during the six months ended June 30, 2003. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the same period.

DETAILED RESULTS ANNOUNCEMENT ON STOCK EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange in due course.

By Order of the Board
LAU KWOK KUEN, PETER
Chairman

Hong Kong, August 7, 2003

This announcement can also be accessed through the internet at the Company's website www.giordano.com.hk

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

The Standard **Monday, June 30, 2003**

GIORDANO

GIORDANO INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The Board of Directors ("Board") of Giordano International Limited ("Company") announces that Mr. William Garrett Bennett will resign as a non-executive director of the Company with effect from July 1, 2003.

The Board would like to take this opportunity to thank Mr. William Garrett Bennett for his past valuable contribution and services to the Company.

By Order of the Board
LAU KWOK KUEN, PETER
Chairman

Hong Kong, June 30, 2003

香港經濟日報 2003年6月30日 星期一

GIORDANO

佐丹奴國際有限公司

(於百慕達註冊成立之有限公司)

非執行董事辭任

佐丹奴國際有限公司(「本公司」)董事會(「董事會」)謹此宣布，William Garrett Bennett先生將由二零零三年七月一日辭任本公司之非執行董事。

董事會謹此向William Garrett Bennett先生於任內為本公司作出之寶貴貢獻及服務致以謝意。

承董事會命
主席
劉國權

香港，二零零三年六月三十日